SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

February 23, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL FILES CLAIM AGAINST COMPETITORS FOR TRADEMARK INFRINGEMENT AND INAPPROPRIATE MARKETING PRACTICES
Suit highlights unauthorized use of Fido brand identity and discriminatory practices by TELUS, Bell and Rogers

Montreal, February 23, 2004 - Microcell Solutions Inc. ("Microcell"), a wholly owned subsidiary of Microcell Telecommunications Inc., today filed suit in the Superior Court of the Province of Quebec against TELUS Communications Inc., Societe Tele-Mobile, Bell Mobility Inc., Rogers Wireless Communications Inc., and Rogers Wireless Inc. (the "Defendants"). In the suit, Microcell seeks an injunction against each of the Defendants to prohibit them from engaging in certain marketing practices, including the unauthorized use of Microcell's trademarks and brand identity, diminishing the goodwill of the Fido® brand, and the use of discriminatory offers targeted exclusively at Microcell customers.

In the past several months, TELUS, Rogers and Bell have all put in place service offers that exclusively target Microcell customers. To promote these offers, they made unauthorized use of Fido trademarks and the Fido brand identity, and at the same time, made similar efforts to confuse consumers and the competitive marketplace through the use of dogs and other Fido-related images in their advertising. Although Microcell tried to resolve these issues without taking legal recourse, the activities continued. Microcell is now launching legal action to put a definite end to these practices.

"This action is primarily about protecting one of our most valuable assets: the Fido brand," said Alain Rheaume, President and Chief Operating Officer of Microcell Solutions Inc. "Fido is one of the most recognized and popular brands in Canada, and we've invested a great deal in the Fido name and its visual identity over the past seven years. We know that one of the foundations of our business success has been the appeal of the Fido brand, and all that it stands for. The activities of our competitors were intended to misuse and damage our brand, and it's time for us to take action in order to bring this to an end."

"In addition, our customers have complained about the heavy-handed and inappropriate activities of our competitors, so we feel a sense of obligation to act on behalf of our customers in this regard," continued Mr. Rheaume. "It has created unnecessary confusion in the marketplace that has absolutely no place in a functioning competitive environment, and it must stop."

The suit highlights a range of alleged unauthorized activities undertaken by the Defendants, including the unauthorized use of Microcell's trademarks and brand identity, and discriminatory offers targeted exclusively at Microcell customers. These activities have been promoted in national advertising, in-store promotions and signage, retailer promotions, media communications, and customer communications.

Approximately 9% of Canadian mobile wireless subscribers are Microcell customers. The Defendants are direct competitors of Microcell and, combined, have approximately 90% of the mobile wireless customer base in Canada.

About Microcell

Microcell Solutions Inc. is a national provider of Personal Communications Services (PCS) under the Fido brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers in Canada. Microcell Telecommunications Inc. is the parent of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For more information:

Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Colin Macrae
604 618-2294
colin.macrae@microcell.ca